


15005495

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Received SEC
MAR 0 3 2015
Washington, DC 20549

No Act
PE 1/20/15

March 3, 2015

Act: 1934
Section:
Rule: 14a-8 (ODS)
Public
Availability: 3-3-15

Amy Goodman
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Re: McDonald's Corporation
Incoming letter dated January 20, 2015

Dear Ms. Goodman:

This is in response to your letters dated January 20, 2015 and February 6, 2015 concerning the shareholder proposal submitted to McDonald's by the Marco Consulting Group Trust I. We also have received a letter from the proponent dated January 29, 2015. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Greg A. Kinczewksi
The Marco Consulting Group
kinczewski@marcoconsulting.com

March 3, 2015

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: McDonald's Corporation
Incoming letter dated January 20, 2015

The proposal relates to the election of directors.

There appears to be some basis for your view that McDonald's may exclude the proposal under rule 14a-8(h)(3). We note your representation that McDonald's included the proponent's proposal in its proxy statement for its 2013 annual meeting, but that neither the proponent nor its representative appeared to present the proposal at this meeting. Moreover, the proponent has not stated a "good cause" for the failure to appear. Under the circumstances, we will not recommend enforcement action to the Commission if McDonald's omits the proposal from its proxy materials in reliance on rule 14a-8(h)(3).

Sincerely,

Luna Bloom
Attorney-Advisor

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

, GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Amy Goodman
Direct: +1 202.955.8653
Fax: +1 202.530.9677
AGoodman@gibsondunn.com

February 6, 2015

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *McDonald's Corporation*
Supplemental Letter Regarding Shareholder Proposal of the Marco Consulting Group Trust I
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

On January 20, 2015, we submitted a letter (the "No-Action Request") on behalf of McDonald's Corporation (the "Company") notifying the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission that the Company intends to omit from its proxy statement and form of proxy for its 2015 Annual Meeting of Shareholders (collectively, the "2015 Proxy Materials") a shareholder proposal (the "2015 Proposal") and statement in support thereof received from the Marco Consulting Group Trust I (the "Proponent"). The 2015 Proposal requests that the board "take the necessary steps . . . to adopt a plan to give the Company's conventional franchisees and developmental licensees (collectively "Franchisees") the power to elect one new member of the Board, by issuing to Franchisees shares of a new series of preferred stock" that would confer the requisite voting rights upon its holders. The No-Action Request demonstrates that the 2015 Proposal properly may be excluded from the 2015 Proxy Materials pursuant to Rule 14a-8(h)(3) because neither the Proponent nor its qualified representative attended the Company's 2013 Annual Meeting of Shareholders to present the Proponent's shareholder proposal appearing in the Company's 2013 proxy statement (the "2013 Proposal"), and neither party had good cause for its absence.

On January 29, 2015, the Proponent submitted a letter to the Staff (the "Response") responding to the No-Action Request. *See* Exhibit A. The Response argues that the Company's decision to allow the 2013 Proposal to be voted upon by shareholders and the Company's decision not to advise the Proponent regarding the ongoing applicability of Rule 14a-8(h)(3) bar the Company from invoking Rule 14a-8(h)(3) for purposes of excluding the 2015 Proposal. We write supplementally to respond to these assertions.

First, the Response fails to acknowledge the substantial precedent cited in the No-Action Request that plainly demonstrate that allowing shareholders to vote on an absentee proponent's proposal does not constitute a waiver of Rule 14a-8(h)(3). *See, e.g., Providence and Worcester Railroad Co.* (avail. Jan 17, 2013); *Ameron Int'l Corp.* (avail. Jan. 12, 2011, *recon. denied* Feb. 14, 2011, *recon. denied* Feb. 23, 2011); *Medco Health Solutions, Inc.* (avail. Dec. 3, 2009); *E.I. du Pont de Nemours and Co.* (avail. Jan. 16, 2009); *Intel Corp.* (avail. Jan. 22, 2008) (each concurring with the exclusion of a shareholder proposal where the proponent failed to appear at the previous year's annual meeting, at which the company permitted the proponent's proposal to be voted upon for the convenience of its shareholders). In each case, the company chose to submit an absentee proponent's proposal to a vote for the convenience of its shareholders and reported the results of that vote on Form 8-K or Form 10-Q, and the Staff concurred in the exclusion of a later proposal from the proponent under Rule 14a-8(h)(3). Thus, in accordance with this precedent, we reiterate that the Company's decision to permit the 2013 Proposal to be voted upon does not constitute a waiver of its right to exclude the 2015 Proposal.

Second, the Response incorrectly asserts that the Company's failure to advise the Proponent of its status under Rule 14a-8(h)(3) constitutes waiver of the rule. Section C.6.c of Staff Legal Bulletin No. 14 (July 13, 2001) ("SLB 14") contradicts this assertion, advising that "[a] company does not need to provide the shareholder with a notice of defect(s) if the defect(s) cannot be remedied." *Id.* Among the named defects incapable of being remedied according to SLB 14 is the failure to attend a shareholder meeting or otherwise present a shareholder proposal that appeared in company proxy materials during the last two calendar years. Since neither the Proponent nor its qualified representative appeared at the Company's 2013 Annual Meeting of Shareholders to present the 2013 Proposal, the Proponent cannot remedy the defect that permits the Company to exclude its proposals from proxy materials through the end of 2015. Thus, the only action the Company needed to take to establish its right to exclude the 2015 Proposal was to inform the Staff of its intent to exclude the 2015 Proposal, which it did by filing the No-Action Request on January 20, 2015. *See* SLB 14, Section C.6.c.

CONCLUSION

Based upon the foregoing analysis, and our arguments set forth in the No-Action Request, we reiterate our request that the Staff concur that it will take no action if the Company excludes the 2015 Proposal from its 2015 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8653 or Denise A. Horne, the Company's Corporate Vice President, Associate General Counsel and Assistant Secretary, at (630) 623-3154.

Sincerely,



Amy Goodman

cc: Denise A. Horne, McDonald's Corporation
Greg A. Kinczewski, The Marco Consulting Group Trust I

101873142.5


THE
MARCO
CONSULTING GROUP

January 29, 2015

VIA EMAIL
U.S. Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re: Shareholder proposal submitted to McDonald's Corporation by the Marco Consulting Group Trust I

Ladies and Gentlemen:

This letter is submitted on behalf of the Marco Consulting Group Trust I, (the " Proponent") in response to a January 20, 2015 letter ("the Company letter") from McDonald's Corporation ("the Company") which seeks to exclude from its proxy materials for its 2015 annual meeting of shareholders the Proponents' precatory shareholder proposal.

In accordance with Securities and Exchange Commission ("SEC") Staff Legal Bulletin No. 14D (Nov. 7, 2008), this response is being e-mailed to shareholderproposals@sec.gov. A copy of this response is also being e-mailed and sent by regular mail to the Company.

The Company's letter argues that the Proposal should be excluded pursuant to Rule 14a-8(h)(3) because neither the Proponent nor its qualified representative attended the Company's 2013 annual meeting of shareholders in 2013 to present a proposal that the Proponent had submitted for that meeting.

The Proponent does not dispute the facts recited in the Company letter related to the Proponent's 2013 shareholder proposal but it disputes the Company letter's conclusion that those facts entitle the Company to exclude the Proponent's proposal for the 2015 annual meeting.

The Proponent respectfully submits that the Company's own voluntary acts of commission and omission in 2013 led the Proponent to believe that the Company was waiving the provisions of Rule 14a-8(h)(3), that the Proponent relied on those acts in filing its proposal for the 2015 annual meeting.

In effect, the Company acted as the Proponent's personal representative by allowing a vote on the proposal at the 2013 annual meeting and then formalized that act by reporting the vote total in the Form 8-K the Company, dated May 28, 2013, that the Company filed with the SEC. A copy of that Form 8-K is attached hereto as Exhibit A. Furthermore, the Company never advised the Proponent until the Proponent filed its proposal for the 2015 annual meeting that it viewed Rule 14a-8(h)(3) as still being applicable to the events that occurred in 2013. The Proponent relied on these acts by the Company in deciding to file a proposal for the Company's 2015 annual meeting of shareholders.

The Proponent believes the cumulative weight of the Company's acts of commission (allowing the 2013 proposal to be voted on, reporting the results of the vote in 2013 Form 8-K) and omission (not advising the Proponent that it viewed Rule 14a-8(h)(3) as still being applicable to the events that occurred in 2013) bar it from now relying on Rule 14a-8(h)(3) to exclude the proposal that the Proponent has filed for the 2015 annual meeting of the Company's shareholders.

Therefore the Proponent requests that the relief sought in the Company letter be denied.

If you have any questions, please feel free to contact the undersigned at 312-612-8452 or at kinczewski@marcoconsulting.com

Very Truly Yours,



Greg A. Kinczewski
Vice President/General Counsel

GAK:mal

cc: Amy Goodman, Gibson Dunn
Corporate Secretary, McDonald's Corporation

8-K 1 form8kmainbody.htm FORM 8-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

**CURRENT REPORT PURSUANT TO
SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934**

Date of report (Date of earliest event reported): May 22, 2013

McDONALD'S CORPORATION
(Exact Name of Registrant as Specified in Charter)

Delaware	1-5231	36-2361282
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

**One McDonald's Plaza
Oak Brook, Illinois**
(Address of Principal Executive Offices)

60523
(Zip Code)

---

(630) 623-3000
(Registrant's telephone number, including area code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Exhibit A

Item 5.07. Submission of Matters to a Vote of Security Holders.

The following is a brief description of each matter voted upon at the Annual Shareholders' Meeting of McDonald's Corporation (the "Company") held on May 23, 2013, as well as the number of votes cast with respect to each matter.

Each of the four directors proposed by the Company for re-election was elected by the following votes to serve until the Company's 2014 Annual Shareholders' Meeting or until his respective successor has been elected and qualified. The voting results were as follows:

Director Name	Votes For	Votes Against	Abstentions	Broker Non-Votes
Walter E. Massey	621,127,944	12,454,005	2,512,278	166,410,866
John W. Rogers, Jr.	624,228,659	9,363,436	2,502,132	166,410,866
Roger W. Stone	620,950,781	12,588,176	2,555,270	166,410,866
Miles D. White	616,495,630	17,047,931	2,550,666	166,410,866

The proposal regarding an advisory shareholder vote to approve the compensation awarded to the Company's named executive officers for 2012 was approved by shareholders. The votes on this matter were as follows: 607,115,215 votes for; 23,315,077 votes against; 5,663,935 abstentions; and 166,410,866 broker non-votes.

The proposal regarding an advisory vote to approve the appointment of Ernst & Young LLP to serve as independent auditor for 2013 was approved by shareholders. The votes on this matter were as follows: 792,179,918 votes for; 7,346,421 votes against; and 2,978,754 abstentions. There were no broker non-votes on this matter.

The proposal regarding an advisory vote on a shareholder proposal requesting an annual report on executive compensation was not approved by shareholders. The votes on this matter were as follows: 46,370,321 votes for; 557,617,809 votes against; and 32,106,097 abstentions; and 166,410,866 broker non-votes.

The proposal regarding an advisory vote on a shareholder proposal requesting an executive stock retention policy was not approved by shareholders. The votes on this matter were as follows: 199,229,216 votes for; 430,762,205 votes against; and 6,102,806 abstentions; and 166,410,866 broker non-votes.

The proposal regarding an advisory vote on a shareholder proposal requesting a human rights report was not approved by shareholders. The votes on this matter were as follows: 180,216,838 votes for; 341,295,875 votes against; and 114,581,514 abstentions; and 166,410,866 broker non-votes.

The proposal regarding an advisory vote on a shareholder proposal requesting a nutrition report was not approved by shareholders. The votes on this matter were as follows: 40,088,921 votes for; 451,996,522 votes against; and 144,008,784 abstentions; and 166,410,866 broker non-votes.

Item 7.01. Regulation FD Disclosure.

On May 23, 2013, the Company issued an Investor Release announcing that on May 22, 2013 the Board of Directors declared a quarterly cash dividend. A copy of the Investor Release is attached as Exhibit 99 to this Form 8-K.

Item 9.01. Financial Statements and Exhibits.

(d) *Exhibits.*

99 Investor Release of McDonald's Corporation issued May 23, 2013:
McDonald's Announces Quarterly Cash Dividend

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

McDONALD'S CORPORATION
(Registrant)

Date: May 28, 2013

By: /s/ Denise A. Horne
Denise A. Horne
Corporate Vice President—Associate General Counsel and Assistant Secretary

Exhibit Index

Exhibit No. 99	Investor Release of McDonald's Corporation issued May 23, 2013: McDonald's Announces Quarterly Cash Dividend

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Amy Goodman
Direct: +1 202.955.8653
Fax: +1 202.530.9677
AGoodman@gibsondunn.com

January 20, 2015

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *McDonald's Corporation*
Shareholder Proposal of the Marco Consulting Group Trust I
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, McDonald's Corporation (the "Company"), intends to omit from its proxy statement and form of proxy for its 2015 Annual Meeting of Shareholders (collectively, the "2015 Proxy Materials") a shareholder proposal (the "2015 Proposal") and statement in support thereof received from the Marco Consulting Group Trust I (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2015 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the 2015 Proposal may be excluded from the 2015 Proxy Materials pursuant to Rule 14a-8(h)(3) because neither the Proponent nor its qualified representative attended the Company's 2013 Annual Meeting of Shareholders to present the Proponent's shareholder proposal contained in the Company's 2013 proxy statement.

A copy of the 2015 Proposal, which would require the Company to grant franchisees and licensees the power to elect a member of the Company's board of directors, is attached hereto as Exhibit A.

ANALYSIS

The 2015 Proposal May Be Excluded Under Rule 14a-8(h)(3) Because Neither The Proponent Nor Its Qualified Representative Attended The Company's 2013 Annual Meeting Of Shareholders To Present The Proponent's Shareholder Proposal Contained In The Company's 2013 Proxy Statement.

Under Rule 14a-8(h)(1), a shareholder proponent must attend the shareholders' meeting to present its shareholder proposal or, alternatively, must send a representative who is qualified under state law to present the proposal on the proponent's behalf. Rule 14a-8(h)(3) provides that, if a shareholder or its qualified representative fails, without good cause, to appear and present a proposal included in a company's proxy materials, the company will be permitted to exclude all of such shareholder's proposals from the company's proxy materials for any meetings held in the following two calendar years.

The Company intends to omit the 2015 Proposal from its 2015 Proxy Materials because the Proponent failed, without good cause, to attend the Company's 2013 Annual Meeting of Shareholders held on May 23, 2013 in Oak Brook, Illinois (the "2013 Annual Meeting") to present a shareholder proposal that it had submitted for that meeting (the "2013 Proposal"). The Company gave timely notice regarding the 2013 Annual Meeting to the Company's shareholders, and, consistent with SEC regulations and Delaware law, the notice clearly delineated the date, time, and location of the Company's 2013 Annual Meeting. The Company included the 2013 Proposal in the Company's 2013 proxy statement as Proposal No. 4 (an excerpt of which is attached hereto as Exhibit B) and was prepared to allow the Proponent, or its qualified representative, to present the 2013 Proposal at the Company's 2013 Annual Meeting. Prior to the 2013 Annual Meeting, a representative from the Proponent (the "Proponent's Representative") submitted a pre-registration form to the Company, a copy of which is attached hereto as Exhibit C, indicating that she would be attending the Company's 2013 Annual

Meeting. The pre-registration form the Proponent's Representative submitted provided the correct date, time, and location of the Company's 2013 Annual Meeting. Moreover, the Company sent a letter to the Proponent's Representative confirming her registration and the date, time, and location of the Company's 2013 Annual Meeting, a copy of which is attached hereto as Exhibit D. However, neither the Proponent nor the Proponent's Representative, nor any other qualified representative of the Proponent, attended the Company's 2013 Annual Meeting to present the 2013 Proposal. Despite this, the Company allowed a vote to be taken on the matter for the convenience of its shareholders. Following the 2013 Annual Meeting, the Proponent's Representative informed the Company that the Proponent had incorrectly recorded May 24, 2013 as the date of the 2013 Annual Meeting in its calendar, despite the correct date (May 23, 2013) being provided in the 2013 proxy statement, on the Proponent's pre-registration form, and in the Company's subsequent letter to the Proponent's Representative.

On numerous occasions the Staff has concurred that a company may exclude a shareholder proposal under Rule 14a-8(h)(3) because the proponent or its qualified representative, without good cause, failed to appear and present a proposal at either of the company's previous two years' annual meetings. *See, e.g., E.I. du Pont de Nemours and Co. (Phippen)* (avail. Feb. 16, 2010); *State Street Corp.* (avail. Feb. 3, 2010); *Entergy Corp.* (avail. Jan. 12, 2010); *Comcast Corp.* (avail. Feb. 25, 2008); *Eastman Kodak Co.* (avail. Dec. 31, 2007) (in each case, concurring with the exclusion of a shareholder proposal under Rule 14a-8(h)(3) where the proponent failed to appear and present their shareholder proposal in the prior year). *See also, Entergy Corp.* (avail. Jan 12, 2010, *recon. denied* Mar. 16, 2010); *Comcast Corp.* (avail. Feb. 25, 2008) (in each case, concurring with the exclusion of a shareholder proposal under Rule 14a-8(h)(3) submitted for an annual meeting where the proponent had failed to appear and present its proposal at the annual meeting two years prior).

Moreover, the Staff consistently has permitted exclusion of a shareholder proposal under Rule 14a-8(h)(3) where the company permitted its shareholders to vote on a shareholder proposal submitted by the proponent at either of the previous two years' annual meetings, even though the proponent of the proposal or its qualified representative failed to appear and present the proposal. *See, e.g., Providence and Worcester Railroad Co.* (avail. Jan 17, 2013); *Ameron Int'l Corp.* (avail. Jan. 12, 2011, *recon. denied* Feb. 14, 2011, *recon. denied* Feb. 23, 2011); *Medco Health Solutions, Inc.* (avail. Dec. 3, 2009); *E.I. du Pont de Nemours and Co.* (avail. Jan. 16, 2009); *Intel Corp.* (avail. Jan. 22, 2008) (in each case, concurring with the exclusion of a shareholder proposal where the proponent failed to appear at the previous year's annual meeting, at which the company permitted the proposal to be voted upon for the convenience of its shareholders). Thus, in accordance with this precedent, the Company's decision to permit the 2013 Proposal to be voted upon does not constitute a waiver of its right to exclude the Proponent's 2015 Proposal.

In addition, the Staff has found that a proponent "has not stated a 'good cause' for the failure to appear," despite a proponent arguing that issues such as a lack of knowledge of Rule 14a-8(h)(3), scheduling conflicts, travel expenses, traffic delays, or health issues constituted "good cause." *See, e.g.*, *Ameron Int'l Corp.* (avail. Jan. 12, 2011, *recon. denied* Feb. 14, 2011, *recon. denied* Feb. 23, 2011) (proponent's argument that he did not understand Rule 14a-8(h)(3) and had relied on the company to inform him if he needed to attend the meeting and present the proposal did not constitute "good cause"); *Community Health Systems, Inc.* (avail. Jan. 25, 2006) (traffic delays did not constitute "good cause"); *IDACORP, Inc.* (avail. Oct. 21, 2004) (travel expenses and lack of alternative travel options did not constitute "good cause"); *J.C. Penney Co., Inc.* (avail. Feb. 13, 2004, *recon. denied* Mar. 29, 2004) (proponent's explanation that he did not attend the annual meeting due to "spinal, cervical[*sic*], and neurological ailments" which prevent him from traveling did not constitute "good cause"); *NCR Corp.* (avail. Jan. 2, 2003) (the proponent's statement that he believed it was "a [p]enalty to spend airfare, lodging, and meals to attend any distant meeting" did not constitute "good cause"); *Eastman Chemical Co.* (avail. Feb. 10, 1997) (proponent's advanced age, schedule conflicts, and personal inconvenience did not constitute "good cause"); *Sonat Inc.* (avail. Jan. 6, 1994) (traffic delays did not constitute "good cause"). Consistent with this precedent, in the current instance, the Proponent's failure to attend the meeting due to incorrectly recording the correct date for the Company's 2013 Annual Meeting does not constitute "good cause."

Consistent with the precedent cited above, the Company believes that under Rule 14a-8(h)(3) it may: (i) exclude the 2015 Proposal from the 2015 Proxy Materials, and (ii) omit any proposal made by the Proponent from the proxy materials for all shareholders' meetings held in calendar year 2015.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the 2015 Proposal from its 2015 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8653 or Denise A. Horne, the Company's Corporate Vice President, Associate General Counsel and Assistant Secretary, at (630) 623-3154.

Sincerely,



Amy Goodman

Enclosures

cc: Denise A. Horne, McDonald's Corporation
Greg A. Kinczewski, The Marco Consulting Group Trust I

Exhibit A

2015 Proposal and Related Correspondence

THE MARCO CONSULTING GROUP



December 11, 2014

Via email: corporatesecretary@us.mcd.com

The Office of the Corporate Secretary
McDonald's Corporation
Department 010
One McDonald's Plaza
Oak Brook, IL 60523-1928

RE: Marco Consulting Group Trust I

Dear Corporate Secretary:

As the duly authorized representative of the Marco Consulting Group Trust I (the "Trust"), I write to give notice that pursuant to the 2014 proxy statement of McDonald's Corporation (the "Company"), the Trust intends to present the attached proposal (the "Proposal") at the 2015 annual meeting of shareholders (the "Annual Meeting"). The Trust requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting.

A letter from the Trust's custodian documenting the Trust's continuous ownership of the requisite amount of the Company's stock for at least one year prior to the date of this letter is being sent under separate cover. The Trust also intends to continue its ownership of at least the minimum number of shares required by the SEC regulations through the date of the Annual Meeting.

I represent that the Trust or its agent intends to appear in person or by proxy at the Annual Meeting to present the attached Proposal. I declare the Trust has no "material interest" other than that believed to be shared by stockholders of the Company generally.

Please direct all questions or correspondence regarding the Proposal to me. My email is kinczewski@marcoconsulting.com and my direct line is 312-612-8452

Very Truly Yours,

Greg A. Kinczewski
Vice President/Senior Counsel

Enclosure

RESOLVED, that shareholders of McDonald's Corporation ("McDonald's" or the "Company") request that the Board take the necessary steps (including initiating appropriate amendments to the certificate of incorporation and bylaws and excluding those steps that must be taken by shareholders) to adopt a plan to give the Company's conventional franchisees and developmental licensees (collectively "Franchisees") the power to elect one new member of the Board, by issuing to Franchisees shares of a new series of preferred stock ("Franchisee Preferred"), whose holders are entitled to elect the new director (the "Franchisee Director").

Shareholders request that the Company's amended governing documents provide that:

(i) one share of the Franchisee Preferred should be issued to each Franchisee, regardless of the number of franchises owned;
(ii) consideration for the Franchisee Preferred should be a minimal amount;
(iii) the Franchisee Preferred should be redeemable by the Company at nominal cost when a Franchisee ceases to own any Company franchises;
(iv) the Franchisee Preferred should entitle the holder to no amount upon liquidation, termination or dissolution of the Company;
(v) the Franchisee Preferred should not be transferable to anyone other than McDonald's and should not entitle its holder to vote on any matter other than the election of the new Franchisee Director; and
(vi) the Franchisee Preferred holders have the authority to nominate and elect the Franchisee Director, who may be required to satisfy director qualifications applicable generally to independent directors.

This proposal should be implemented in a way that does not violate the terms of any existing agreement.

SUPPORTING STATEMENT

Restaurant franchisees create a great deal of value for franchisors and their shareholders. While corporate franchisors provide the overall architecture, marketing and strategic vision for franchisees, franchise restaurants are the main revenue and profit drivers creating shareholder value.

According to McDonald's 2013 annual report, conventional franchisees and developmental licensees operated a combined 25,102 of McDonald's 35,429 restaurants worldwide. Moreover, the Company provides information on franchised sales in its annual report to shareholders because it believes that information is valuable to shareholders in evaluating McDonald's overall financial performance. McDonald's acknowledged in its 2013 annual report that "[t]he strength of the alignment among the Company, its franchisees and suppliers ... has been key to McDonald's success." Thus, the Company's relationship with franchisees is critical to long-term shareholder value.

Franchisee representation on McDonald's Board could help maintain the strong alignment between the Company and its franchisees by ensuring that the perspective of franchisees is fairly represented, and would appropriately provide a voice for these critical stakeholders among McDonald's policy leadership. Our proposal uses the Franchisee Preferred to provide an independent selection mechanism for the Franchisee Director that would not require membership in any franchisee association or other organization. Our proposed terms of the Franchisee Preferred are intended to provide no financial benefit, such as dividends or a liquidation preference, to holders.

We urge shareholders to vote for this proposal.



BNY MELLON

525 William Penn Place
4th Floor
Pittsburgh, PA 15259

RECEIVED
PROPERTY

DEC 15 2014

MANAGEMENT

December 11, 2014

Via regular mail and email: corporatesecretary@us.mcd.com

The Office of the Corporate Secretary
McDonald's Corporation
Department 010
One McDonald's plaza
Oak Brook, Il 60523-1928

RE: Marco Consulting Group Trust I

Dear Corporate Secretary:

The Bank of New York, Mellon, as custodian of the Marco Consulting Group Trust I, is writing this to verify that as of the close of business December 11, 2014, the Fund held 28,856 shares of McDonald's Corporation. ("Company") stock in our account at Depository Trust Company (participant ID 954) and registered in its nominee name of Cede & Co. and continues to hold them as of the date of this letter. The Fund has held at least 11,240 shares of your Company continuously since December 11, 2013. All during that time period the value of the Fund's shares in your Company was in excess of $2,000.

If there are any other questions or concerns regarding this matter, please feel free to contact me.

Sincerely,

Michael Kania
Vice President, BNY Mellon Asset Servicing

Phone: (412) 234-5532
Email: michael.kania@bnymellon.com

Securities offered through MBSC Securities Corporation, a registered broker dealer and FINRA member.
Office of Supervisory Jurisdiction: One Boston Place, 24th Floor, Boston, MA 02108 | Telephone: 617 722 7110

Exhibit B
2013 Proposal

Shareholder proposals

The text of the shareholder proposals and supporting statements appear exactly as received by the Company unless otherwise noted. All statements contained in the shareholder proposals and supporting statements are the sole responsibility of the respective proponent. The shareholder proposals may contain assertions about the Company or other matters that the Company believes are incorrect, but the Company has not attempted to refute all of those assertions. The Board recommends a vote against all of the shareholder proposals based on the reasons set forth in the Company's statements in oppositions following each shareholder proposal.

The address of each proponent, as well as the name and address of the co-filer, are available upon request by calling 1-630-623-2553 or by sending a request to McDonald's Corporation, Shareholder Services, Department 720, One McDonald's Plaza, Oak Brook, IL 60523.

PROPOSAL NO. 4.

ADVISORY VOTE ON A SHAREHOLDER PROPOSAL REQUESTING AN ANNUAL REPORT ON EXECUTIVE COMPENSATION

The Marco Consulting Group Trust I (Trust) advised the Company that it intends to present the following shareholder proposal at the Annual Shareholders' Meeting. The Trust owns 600 shares of the Company's common stock.

Shareholder Proposal

RESOLVED, that shareholders of McDonald's Corporation ("McDonald's" or the "Company") request that the Board's Compensation Committee (the "Committee") report annually to shareholders (omitting confidential information and at a reasonable cost) on the ratio between (a) the total compensation of the Chief Executive Officer for the last fiscal year (as reported in McDonald's most recent proxy statement) and (b) the total compensation (including value of benefits) of the lowest paid full-time worker employed by the Company in the United States for the entirety of that fiscal year. (This ratio is referred to herein as the "Ratio.") If at any time the Securities and Exchange Commission adopts rules implementing section 953(b) of Dodd-Frank, which requires disclosure of the ratio between a company's CEO and the median annual compensation of the company's other employees (the "SEC Pay Ratio"), compliance with this proposal shall be excused.

Supporting Statement

In our view, information about pay disparities involving senior executives is useful to shareholders in making investment and proxy voting decisions. Substantial pay disparities within companies have the potential to damage performance and shareholder value. Studies have shown that large pay disparities between top executives and a company's other employees can reduce morale, increase turnover and lower product quality.

McDonald's has been identified as the third-largest employer of low-wage workers (those making less than $10 per hour) in the US in a recent study by the National Employment Law Project. ("Big Business, Corporate Profits, and the Minimum Wage," at 4 (July 2012) (available at http://www.nelp.org/page/-/rtmw/NELP-Big-Business-Corporate-Profits-Minimum-Wage.pdf?nocdn=1)) That study noted McDonald's strong profit growth over the past several years, as well as the high compensation paid to its CEO. In 2011, McDonald's CEO James Skinner received total compensation of over $8.7 million; in 2010 and 2009 his total compensation was $9.7 million and $17.5 million, respectively. (2012 proxy statement, at 18)

We urge shareholders to vote for this proposal.

The Board's Statement in Opposition

The Board recommends voting AGAINST the advisory proposal requesting an annual report on executive compensation.

The Board has carefully considered the proposal and the Board believes that the proposal is unnecessary in light of the Company's existing disclosure and in view of the Compensation Committee's longstanding focus on structuring compensation to take into account a large number of considerations, including alignment with the Company's long-term business objectives, retention of key talent, competitive positioning, internal pay equity, individual performance, seniority and tenure and overall cost to the Company.

As an initial matter, the Board does not believe that the report requested by the proposal would provide additional meaningful information concerning the Company's compensation practices, particularly given the robust compensation disclosure already provided by the Company in its annual proxy statement. Pursuant to SEC rules, the Company describes in detail the material aspects of its executive compensation practices, as seen on pages 14 through 26 of this Proxy Statement. This disclosure not only discusses the Company's overall compensation philosophy and focus on pay for performance, but also details the process by which compensation decisions are made, the key elements of executive compensation, the factors and objectives considered by the Compensation Committee in making compensation decisions and the best practices followed by the Compensation Committee in overseeing executive compensation. Further, the compensation tables contained on pages 27 through 41 of this Proxy Statement outline in further detail the specific amounts of compensation paid or earned by certain of the Company's executive officers, including the CEO. It is doubtful that the requested disclosure of the ratio between the total compensation of the CEO and the lowest paid full-time employee would provide additional information that would be meaningful to shareholders.

Moreover, the Company provides its shareholders the right to vote, at each annual meeting of shareholders, on an advisory resolution to approve the executive compensation disclosed in the Company's proxy statement. At both the 2011 and 2012 Annual Meetings, this resolution received approximately 95% support from shareholders voting on the proposal. Accordingly, not only does the Company provide shareholders with an annual opportunity to provide feedback on compensation practices, the Company's shareholders have overwhelmingly approved these practices. The Board believes that the report requested by the proposal would be of little value to shareholders and would not enhance shareholders' ability to express any concerns about the Company's compensation practices.

The Board believes that its existing compensation disclosures and the annual advisory vote on the Company's executive compensation program provide both the information necessary for shareholders to assess whether our compensation practices are appropriate and the means for shareholders to express concerns about those practices. In contrast, the report requested by the proposal would provide an extremely narrow, incomplete and ineffective forum for shareholders to express their views on the Company's executive compensation practices. As a result, the Board believes that the report requested by the proposal is unnecessary.

Therefore, your Board of Directors recommends that you vote AGAINST this proposal.

<u>Exhibit C</u>
2013 Annual Meeting Pre-Registration Form

PRE-REGISTRATION FORM FOR 2013 ANNUAL SHAREHOLDERS' MEETING OF McDONALD'S CORPORATION

I am a shareholder (or duly appointed proxy for a shareholder) of McDonald's Corporation and plan to attend the Annual Shareholders' Meeting to be held on May 23, 2013.

NAME *(please print)* Maureen O'Brien PHONE NUMBER [redacted]

ADDRESS [redacted] CITY [redacted] STATE [redacted] ZIP [redacted]

NAME OF GUEST *(only shareholders may bring a guest)*

ROOM PREFERENCE: ☑ PRAIRIE BALLROOM ☐ OVERFLOW ROOM *(for viewing only)* Room preference is accommodated on first-come, first-served basis.

A shareholder must accompany his or her guest in order for a guest to gain admission to the meeting. A duly appointed proxy for a shareholder will not be allowed to bring a guest to the meeting. All shareholders and proxies must provide proof of share ownership.

To avoid delay in the receipt of your confirmation letter, please do not return this form with your proxy card or mail it in the business envelope that you may have received with your proxy materials.

This form along with proof of ownership must be returned by mail to McDonald's Corporation, Shareholder Services, Department 720, One McDonald's Plaza, Oak Brook, IL 60523 or by e-mail to *shareholder.services@us.mcd.com* no later than 5:00 p.m. Central Time on May 16, 2013.

Please contact McDonald's Shareholder Services with any questions at 630-623-7428.

Exhibit D

Letter Confirming Pre-Registration for 2013 Annual Meeting

 Shareholder Services

McDonald's Corporation | Shareholder Services
Department 720 | One McDonald's Plaza
Oak Brook, IL 60523 | shareholder.services@us.mcd.com

May 10, 2013

Maureen O'Brien

Registration Confirmation for the
McDonald's Corporation 2013 Annual Shareholders' Meeting
To be Held on May 23, 2013 at 9:00 a.m. Central Time
At The Lodge on McDonald's Office Campus,
2815 Jorie Blvd., Oak Brook, IL 60523

THIS IS NOT AN ADMISSION TICKET – SEE BELOW FOR TICKET DETAILS

Number Attending	Proxyholder Name	Meeting Room
1	**Maureen O'Brien**	**Prairie Ballroom**

Dear Maureen O'Brien,

This letter confirms registration of the above-named proxyholder. ***Please note that there is a new procedure for admission to the meeting.*** This new procedure and other important information are described below:

- Show this **Confirmation** to Security in order to enter the Campus grounds.
- Proceed to the Registration Table at The Lodge with this **Confirmation,** along with your **government issued Photo Identification.**
- The Registration Table will open at 7:30 a.m. Central Time.
- Those who are pre-registered for the Prairie Ballroom will receive name badges at the Registration Table on a first-come, first-served basis. The name badges will serve as admission tickets to the Prairie Ballroom.
- In order to enter the Prairie Ballroom, attendees **must** wear their name badges and keep them on for the duration of the meeting.
- Name badges will be reserved under the **proxyholder's** last name.
- Admission to the Prairie Ballroom is limited. Overflow rooms will be available to view the meeting.
- **All name badges for those registered to sit in the Prairie Ballroom must be picked up by 8:45 a.m. Central Time.**
- Cameras and other recording devices will not be permitted in the ballroom and overflow rooms.
- Cellular phones and all other electronic devices must be turned off during the meeting.
- Please do not bring items such as bags and briefcases to the meeting. Only small purses will be permitted in the ballroom and overflow rooms, and these will be subject to inspection prior to admission to the meeting.
- Meeting attendees must wear appropriate attire and will not be allowed to enter the meeting wearing any attire that could be construed as intended to conceal one's identity (including, but not limited to, hats or costumes).

Thank you for your investment in McDonald's. We look forward to seeing you at the meeting.

If you are no longer able to attend the meeting, please notify Shareholder Services at 630-623-7428 or shareholder.services@us.mcd.com.